Geotag Inc.

2591 Dallas Parkway, Suite 505

Frisco, TX 75034-8557 USA

June 1, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Geotag Inc.
Registration Statement on Form S-1
Filed November 12, 2010, as amended
File No. 333-170565

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Geotag Inc. (the “Company”) hereby applies to the Securities and Exchange Commission for an order granting the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-170565), as amended by Amendment No. 1 filed on January 4, 2011, and Amendment No. 2 filed on January 31, 2011, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 12, 2010.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been offered or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Should you have any questions regarding this matter, please call John Veenstra, Chief Executive Officer of the Company, at (972) 865-6699.

Very truly yours, Geotag Inc.

By:	/s/ John Veenstra
John Veenstra, Chief Executive Officer